NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 27, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 14, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Business Combination between Yucaipa Acquisition Corporation and SIGNA Sports United became effective on December 14, 2021. The Units of Yucaipa Acquisition Corporation will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security. Each Ordinary Share of Yucaipa Acquisition Corporation will ultimately be converted into the right to receive one Ordinary Share of Signa Sports United N.V. and each Warrant will ultimately be converted into the right to receive one Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50, of Signa Sports United N.V. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on December 15, 2021.